Exhibit (a)(1)

[WESTIN HOTELS LIMITED PARTNERSHIP LETTERHEAD]

July 18, 2003

Dear Limited Partners:

     Please be advised that an unsolicited tender offer (the “Offer”) to purchase up to 20,340 limited partnership Units of Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”) (approximately 15% of the Units outstanding) for $525 per Unit in cash, reduced by the $50 transfer fee charged by the Partnership and the amount of any cash distributions made or declared on or after July 7, 2003, was commenced. The Offer is being made by Windy City Investments, LLC and Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon. The Schedule TO with respect to the Offer was filed with the Securities and Exchange Commission on July 7, 2003.

     The General Partner of the Partnership is required to inform you of its position, if any, with respect to the Offer. In that regard, the General Partner is making no recommendation whether limited partners should accept or reject the Offer and is remaining neutral with respect to the Offer.

     Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) which has been filed with the Securities and Exchange Commission. Also enclosed is a copy of the opinion of Houlihan Lokey Howard & Zuken Financial Advisors, Inc. as to the fairness, from a financial point of view, of the consideration to be received in connection with the offer by a Limited Partner. We urge you to read the enclosed materials carefully. Although the General Partner is not making a recommendation, we believe that limited partners should carefully consider the items set forth in Item 4 of the Statement in making their own decision about whether to tender Units.

     The General Partner of the Partnership is working to provide certain limited updated financial information regarding the Partnership for the second quarter of 2003 prior to the expiration of the Offer on August 4, 2003. Limited partners are encouraged to check the “Westin Hotels Limited Partnership” tab on the Investor Relations section of the Starwood Hotels & Resorts Worldwide, Inc. website (www.starwood.com) for updated information.

     If you have any questions, please call Phoenix American Financial Services, Inc., the Partnership’s investor relations manager, at 1-800-323-5888.

Very truly yours,

WESTIN REALTY CORP. General Partner

/s/ Alan M. Schnaid

Alan M. Schnaid Vice President